Exhibit 99.1

AIFU To Acquire Shenzhen Waltz New Material, Expanding Its Presence in the High-Tech Sector

SHENZHEN, China, October 21, 2026 (GLOBE NEWSWIRE) — AIFU Inc. (Nasdaq: AIFU) (“AIFU” or the “Company”), a leading AI-driven independent financial services platform in China, today announced that it has entered into a transaction agreement (the “Transaction Agreement”) with Sunrise Capital Partners Ltd., Ballet Holding Ltd., Timber Management Limited, and Modern Holding Ltd. (collectively, the “Sellers”) to acquire 100% of the equity interests in Waltz Investment Holding Ltd. (the “Target Company”). The Target Company indirectly holds 99% of the equity interests in Shenzhen Waltz New Material Applied Technology Co., Ltd. (“Shenzhen Waltz”) (the “Transaction”). The Transaction values the Target Company at approximately US$44.61 million, equivalent to approximately RMB300 million.

Pursuant to the Transaction Agreement, the total consideration for the Transaction will comprise: (i) the issuance of 11,203,443 Class A ordinary shares of AIFU (the “Consideration Shares”) at an issue price of US$3.00 per share, representing aggregate share consideration of approximately US$33.61 million; and (ii) US$11 million in cash.

The transaction is expected to close on or before the end of November 2026, subject to the satisfaction or waiver of the closing conditions set forth in the Transaction Agreement. Upon completion of the transaction, the Sellers are expected to hold, in the aggregate, approximately 15.48% of AIFU’s total issued and outstanding shares, representing approximately 1.03% of the Company’s total voting power. The Consideration Shares will be subject to a lock-up period of 60 months, subject to certain customary exceptions.

Founded in 2006 and headquartered in Shenzhen, China, Shenzhen Waltz is a high-tech enterprise specializing in the coating, processing, and application of functional optical films. Leveraging its expertise in functional film coating, film lamination, and application-specific forming and fitting, the Company provides customized functional film products and related technical services to customers in new energy vehicle, smart cockpits, and consumer electronics industries. Shenzhen Waltz has been recognized as a National High-Tech Enterprise by the Chinese government and as a “Specialized, Refined, Distinctive, and Innovative” Enterprise by the Shenzhen Municipal government. The company holds 17 patents and serves approximately 280 customers.

Mingxiu Luan, Chief Executive Officer of AIFU, commented, “Shenzhen Waltz has established deep technical expertise, a mature product portfolio, and a broad customer base in the functional optical films industry. This acquisition will further expand AIFU’s presence in the high-tech sector and create new growth opportunities for the Company. Looking ahead, we intend to explore opportunities to leverage AIFU’s technologies and resources in artificial intelligence and digitalization to support Shenzhen Waltz in advancing its research and development capabilities and operational efficiency, driving its long-term business growth, and creating sustainable value for our shareholders.”

About AIFU Inc.

Founded in 1998, AIFU Inc. (Nasdaq: AIFU) is a leading AI-driven independent financial services platform in China. Through strategic partnerships and deep integration across the value chain, AIFU has created a comprehensive ecosystem that connects various financial institutions, service providers, agents, and independent insurance intermediaries.

Building on this ecosystem, the company delivers comprehensive support and tailored solutions for individual agents and insurance intermediary organizations. By harnessing the power of AI, the Company enables precise matching of customer needs, enhances business development efficiency, and offers personalized, full-lifecycle insurance protection and value-added services.

Furthermore, through its proprietary AI, big data analytics, and robotic automation platforms, the Company offers a full spectrum of services including automated underwriting, claims processing, risk management, intelligent customer engagement, smart marketing and client education, as well as compliance and security solutions. These advanced capabilities substantially improve intermediaries’ operational efficiency, empower partners to expand market presence, and enable more seamless personalized experiences for end customers.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about AIFU Inc. and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and AIFU Inc. undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although AIFU Inc. believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by AIFU Inc. is included in AIFU Inc.’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

AIFU Inc. Investor Relations

Email: ir@aifugroup.com